ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Financial Statements and Supplemental Information

Year ended December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Oct. 31, 2023
	Estimated average burden
	hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68398

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ABN AMRO SECURITIES (USA) LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Park Avenue, 17th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roger Luo	646-532-1144	roger.luo@abnamro.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1 Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Lange_____, ~~swear (or~~ affirm~~)~~ that, to the best of my knowledge and belief, the financial report pertaining to the firm of ABN AMRO SECURITIES (USA) LLC_____, as of 12/31_____, 2 021___, is true and correct. I further ~~swear (or~~ affirm~~)~~ that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Chae Lee - Notary Public State of New York
qualified in New York County
License # 01LE6386788
Commission expiring 1/28/2023

_Alexander Lange (Feb 25, 2022 15:22 EST)_____
Notary Public

Signature:
_Alexander Lange (Feb 25, 2022 15:22 EST)_____

Title:
President_____

This filing contains (check all applicable boxes):**

- ◼ (a) Statement of financial condition.
- ◼ (b) Notes to consolidated statement of financial condition.
- ◼ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ◼ (d) Statement of cash flows.
- ◼ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ◼ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ◼ (g) Notes to consolidated financial statements.
- ◼ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ◼ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ◼ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ◼ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ◼ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ◼ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ◼ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ◼ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Table of Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 0000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of ABN AMRO Securities (USA) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ABN AMRO Securities (USA) LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

New York, New York
February 25, 2022

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Financial Condition

December 31, 2021

(In thousands)

Assets

Cash	$	73,773
Cash segregrated in compliance with federal regulations		810
Collateralized financing:		
Securities borrowed		1,551,699
Securities purchased under agreements to resell		5,920,799
Receivables from brokers, dealers, and clearing organizations		7,715
Receivables from related parties		10,759
Other assets		3,229
Total assets	$	7,568,784

Liabilities and Member's Equity

Collateralized financing:		
Securities sold under agreements to repurchase	$	6,786,914
Payables to related parties		558,908
Payables to brokers, dealers, and clearing organizations		38,899
Accrued and other liabilities		714
		7,385,435
Subordinated liabilities		50,000
Member's equity		133,349
Total liabilities and member's equity	$	7,568,784

See accompanying notes to the financial statements.

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Operations

Year Ended December 31, 2021

(In thousands)

Revenues:		
Interest revenue	$	8,219
Investment banking revenue		10,183
Affiliated brokerage and commission revenue		16,047
Total revenues		34,449
Expenses:		
Interest expense	$	6,767
Allocated charges		30,119
Brokerage and clearing fees		2,541
Professional fees		2,010
Other expenses		2,313
Total expenses		43,750
Income before income tax		(9,301)
Income tax benefit		(12)
Net loss	$	(9,289)

See accompanying notes to the financial statements.

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Changes in Member's Equity

Year Ended December 31, 2021

(In thousands)

	Member's equity
Balance, January 1, 2021	$ 142,638
Net loss	(9,289)
Balance, December 31, 2021	$ 133,349

See accompanying notes to the financial statements.

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

Year Ended December 31, 2021

(In thousands)

Subordinated liabilities, January 1, 2021	$	50,000
Change in subordinated liabilities		—
Subordinated liabilities, December 31, 2021	$	50,000

See accompanying notes to the financial statements.

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Cash Flows

Year Ended December 31, 2021

(In thousands)

Cash flows from operating activities:		
Net loss	$	(9,289)
Adjustments to reconcile net income to net cash and cash segregated in compliance with federal regulations provided by operating activities:		
Deferred income taxes		—
Changes in operating assets and liabilities:		
(Increase)/decrease in operating assets:		
Securities borrowed		(1,037,966)
Securities purchased under agreements to resell		2,091,289
Receivables from brokers, dealers, and clearing organizations		2
Receivables from related parties		(4,529)
Other assets		(2,618)
Increase/(decrease) in operating liabilities:		
Securities sold under agreements to repurchase		(1,252,555)
Payables to related parties		44,072
Payables to brokers, dealers, and clearing organizations		27,246
Accrued and other liabilities		(2,649)
Net cash provided by (used for) operating activities		(146,997)
Cash and cash segregated in compliance with federal regulations at the beginning of the period		221,580
Cash and cash segregated in compliance with federal regulations at the end of the period	$	74,583
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$	7,227
Taxes, payments to AAH for accrued tax liabilities		2,953
Reconciliation of cash and amount reported within the balance sheet		
Cash	$	73,773
Cash segregrated in compliance with federal regulations		810
	$	74,583

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Notes to the Financial Statements

December 31, 2021

(In thousands)

(1) Organization and Nature of Operations

ABN AMRO Securities (USA) LLC (the Company) is a wholly owned subsidiary of ABN AMRO Holdings USA LLC (AAH), which in turn is wholly owned by Netherlands-domiciled ABN AMRO Bank N.V. (AAB). The Company's primary business line is securities financing. The Company also engages in securities brokerage, underwriting, and distribution, primarily for existing clients of the Company's affiliates.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC), and as an Introducing Broker with the U.S. Commodity Futures Trading Commission (CFTC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

The Company currently operates in one reportable operating segment, facilitating US capital markets transactions in corporate and government securities by its domestic and foreign affiliates as well as their clients. The Company also provides a range of capital markets transaction related services to AAB pursuant to an agency and service agreement between the Company and AAB, for which the Company is compensated via reimbursement of costs incurred in providing those services, plus a residual profit. The Company does not carry third party customer accounts and accordingly does not maintain any custodial oversight responsibilities for third party customer assets.

(2) Strategic Restructuring

As disclosed in the Notes to the Company's Financial Statements for 2020, AAB plans to unwind all its North American corporate investment banking activities by December 2023. The Company's operation is within scope of the AAB-initiated wind down. However, the Company is expected to receive continued operational and financial support from AAB through the wind down window.

While certain areas of the Company's business operations were largely unaffected by the wind down in 2021, the progression of the unwinding of AAB's capital markets activities had a significant negative impact on the Company's operations in areas where the Company provides agency services to AAB. As a result, the Company reported materially lower revenue from its agency services in 2021.

(3) COVID-19

The COVID-19 pandemic that came onshore in early 2020 persisted through 2021. The impacts it has created on the global economy and the financial markets continued to reverberate. In 2021, the US economy demonstrated a great degree of resilience while business operating environment showed continued improvements. However, much of the optimism about the economic prospects occasioned by breakthroughs in COVID-19 vaccine development has been moderated as the virus proves to be stubbornly adaptable.

Persistent COVID-19 uncertainties and the resultant market volatility and disruptions could negatively impact the Company's ability to generate revenues from investment banking and securities financing activities.

Operationally, the Company continued its adaptive work from home arrangement for the majority of its workforce. While the Company's technology infrastructure and operational flexibility have been proven fairly resilient, prolonged remote work arrangement could strain information infrastructure fault lines and aggravate system and operational failure points, exposing the Company to risks of unavailability of services, loss or destruction of data, and technology and security failures. The Company continues to closely monitor the health and safety situations and reviews its contingency management practices to ensure adequate supervision of the workforce and effective compliance with regulations.

COVID-19 induced economic dislocations and the US monetary authority's continued efforts to buttress economic activities conspired to contribute to a very depressed interest rate environment through much of 2021, which negatively impacted the Company's ability to drive interest income from its security financing operations. The net impact on the Company's result of operation, however, is immaterial as the interest rate regime also muted the Company's interest expense. Whereas COVID-19 poses significant risks to the Company's future economic performance, it can also present short-term business opportunities for the Company. The Company's operations can benefit from heightened market volatilities in a rising interest rate environment as the Company is a net liquidity provider.

(4)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company maintains its financial records in U.S. dollars. The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(b)   Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates used in the financial statements are reasonable. However, actual results could differ from those estimates.

(c)   Cash

Cash in the statement of financial condition as of December 31, 2021 was held at large banking institutions not related to AAB or any other of the Company's affiliates.

(d)   Cash Segregated in Compliance with Federal Regulations

The Company maintains cash in a segregated reserve account for the exclusive benefit of its customers ("Customer Account") and a segregated reserve account for Brokers and Dealers ("PAB Account") pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2021, the Company had $810 segregated cash in the Customer Account, and $0 in the PAB Account.

(e)   Collateralized Financing

The Company's collateralized financing transactions include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements), and securities lending and borrowing transactions.

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession or control of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. treasury and federal agency securities, with a market value equal to or in excess of the principal amount loaned. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value. The Company records the resale and repurchase agreement interest on an accrual basis as earned.

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Notes to the Financial Statements

December 31, 2021

(In thousands)

Securities borrowed and loaned transactions are reported under collateralized financing in the accompanying statement of financial condition. In accordance with ASC 860, when the Company acts as the lender in a securities lending transaction and receives securities as collateral that can be re-pledged or sold, it recognizes the fair value of the securities received and a corresponding obligation to return them. The Company did not have any such transactions to report at December 31, 2021.

Securities borrowed transactions require the Company to deposit cash or other collateral with lenders. In securities lending transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received by the Company, plus accrued interest, which approximates fair value. At December 31, 2021, the Company did not have any securities loaned transactions to report.

The Company nets certain repurchase agreements and resale agreements as well as securities borrowed and loaned agreements with the same counterparty in the statement of financial condition when the requirements of FASB Accounting Standards Codification (ASC) 210-20, Balance Sheet – Offsetting, are met. The impact of netting at December 31, 2021 was $101,615.

At December 31, 2021, the Company had obtained securities as collateral that could be re-pledged, delivered, or otherwise transferred with a fair value of approximately $7,650,012. This collateral was received under resale agreements and securities borrowed transactions. Of these securities, approximately $7,014,614 was re-pledged, delivered, or otherwise transferred, as collateral under repurchase agreements, securities lending agreements, or to satisfy the Company's margin requirements with its clearing organizations.

(f) *Credit Losses*

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Most of the Company's financial assets measured at amortized cost basis relate to collateralized financing and are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company's assets under collateralized financing in the statement of financial condition are all subject to collateral maintenance provisions.

The Company considers, where eligibility for the collateral maintenance provision practical expedient is established, the credit quality of the assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral; 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral; and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset

and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial asset, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company may establish an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

The Company has also established policies and procedures for mitigating credit risks, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited with the Company as permitted under contractual provisions.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company's receivables from its customers comprise of underwriting and placement fee receivables from underwriting syndicates typically led by major financial institutions for successfully completed transactions. The Company subjects investment banking transactions to an internal qualification process for potential risk exposures, including credit risk.

The Company's receivables from broker dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

At December 31, 2021, credit loss allowance is immaterial for the Company.

(g)   *Income Taxes*

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Current and deferred tax consequences of all transactions in the financial statements are recognized according to the provisions of enacted tax laws. The effects of tax rate changes on deferred tax assets or liabilities, as well as other changes in income tax laws, are recognized in earnings in the period in which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that will "more likely than not" (MLTN) be realized.

The Company accounts for uncertain tax provisions according to ASC 740, which prescribes the method of applying a MLTN criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold will be initially and subsequently measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits will be adjusted when new information is available, or when an event occurs that requires a

change. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes.

(h) Investment Banking Revenue

Investment banking revenue is comprised primarily of securities underwriting and placement fees, and advisory fees from mergers and acquisitions. The Company accounts for investment banking revenue in accordance with ASC 606, Revenue from Contracts with Customers. Typically, the Company enters into arrangements with underwriting syndicates and issuers, after it has secured firm undertaking by prospective investors or buyers, to underwrite or distribute securities in public offering or private placement transactions in the capital markets.

Underwriting and placement fees are recognized on the trade date when the Company purchases the securities from the issuer or the underwriting syndicate and places them with the buyers. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting and placement transactions as there are no more actions which the Company needs to take subsequent to this date as the issuer obtains the control and benefit of the capital markets offering on the date. The Company is typically allocated a pro rata share of the total underwriting and placement fees in proportion to the amount of security issuance it undertakes to distribute. Fees are normally received within 90 days following the close of a transaction.

The Company also provides advisory services on mergers and acquisitions (M&A advisory). Revenue for advisory arrangements is generally recognized when performance under the arrangement is completed, typically at the closing of the underlying transaction. Customers normally remit the fee payments to the Company within 90 days following the close of a transaction or sooner.

The Company's receivables associated with outstanding contracts with customers at January 1, 2021 was $472 and at December 31, 2021, $3,111, which is included in other assets in the statement of financial condition. The Company did not carry any other assets or recognize any obligations for these outstanding arrangements.

Disaggregated Revenue from Contracts with Customers

The following table presents the Company's sources of revenue in the scope of ASC 606.

Investment banking revenue

Underwriting/placement fee	$ 8,284
M&A advisory fee income	1,899
Total investment banking revenue	$ **10,183**

(i) Interest Revenue

Interest revenue is earned primarily from collateralized financing transactions and is accounted for on an accrual basis.

(j) Interest Expense

Interest expense is incurred primarily on collateralized financing transactions, borrowings from affiliates (including subordinated borrowings), and is accounted for on an accrual basis.

(k)   *Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the year-end exchange rates, whereas amounts recognized in the statement of operations are translated at the actual exchange rates on the day of the transaction. Net gains or losses resulting from foreign currency transactions are included in other expenses in the statement of operations.

(5)   **Recently Issued Accounting Pronouncements**

Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting In March 2020, the FASB issued ASU 2020-04 to provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU makes available optional expedients for contracts modifications due to the reference rate reform efforts that meet certain scope guidance along with contemporaneous modifications of other contractual terms related to the replacement of the reference rate. The amendment also covers reference rate changes as it relates to hedging relationships. ASU 2020-04 may be elected between March 12, 2020, the issuance date, and December 31, 2022.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, to clarify the scope of ASC 848 to include derivatives that are affected as a result of reference rate reform. A reporting entity may elect to apply the guidance retrospectively as of any date from the beginning of an interim period that includes March 12, 2020, similar to ASU 2020-04, or prospectively from any date within an interim period including or subsequent to January 7, 2021

The Company has evaluated the impact of ASU 2020-04 and ASU 2021-01 on its financial statements and determined that there is no material impact on the Company's financial statements. The Company plans to adopt these ASUs in the reporting period starting after December 31, 2021.

Income Taxes – Simplifying the Accounting for Income Taxes In December 2019, the FASB issued ASU 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes. The new guidance simplifies the accounting for income taxes by removing several exceptions in the current standard and adding guidance to reduce complexity in certain areas, such as requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU 2019-12 as of January 1, 2021 with no material impacts on its financial statements. The Company has elected to include in the financial statements the Company's allocated share of the AAH consolidated amount of current and deferred tax benefit.

The Company is treated as a disregarded entity for income tax purposes and the results of its operations are included in AAH's U.S. federal and state and local income tax returns. The Company's U.S. federal and state and local income taxes are provided on a separate-entity basis. Benefits are received to the extent tax attributes are utilized in AAH's U.S. federal and state and local income tax returns.

(6)   **Subordinated Borrowings**

Subordinated borrowings are carried at contracted amounts, which approximate fair value. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has one subordinated note payable to AAH of $50,000, maturing on May 29, 2022. The loan agreement automatically renews for another year subject to written notice of termination from either party as well as regulatory approval. The interest rate, which will reset periodically, is based on U.S. dollar three-month LIBOR, plus a spread.

(7) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for its day-to-day clearance activities. As of December 31, 2021, securities consisting of U.S. treasuries with a fair value of $40,730 related to resale agreements collateral were on deposit with these clearing organizations.

Receivables from and payables to brokers, dealers and clearing organizations at December 31, 2021 consisted of the following:

	Receivables	Payables
Brokers, dealers, clearing organizations	$ 7,715	14,743
Fail to receive	$	24,156

Included in the receivables of $7,715 are cash balances or margin deposits with various clearing organization such as the Fixed Income Clearing Corporation (FICC); National Securities Clearing Corporation (NSCC); and Depositary Trust & Clearing Corporation (DTCC). The $14,743 payable represented the balance in the Company's settlement account at the Government Securities Clearing Corporation (GSCC) as of December 31, 2021.

As of December 31, 2021, the Company had a treasury note that was failed to receive from FICC with a contract value of $24,156, which is included in Payables to brokers, dealers, and clearing organizations. This was resolved on January 3, 2022.

(8) Member's Equity

The Company is a limited liability company and its operating agreement governs the membership interest, including the allocation and distribution of the Company's results of operations.

(9) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its financing and general operations.

As of December 31, 2021, the statement of financial condition included the following balances with affiliates:

Assets:

Securities purchased under agreements to resell	$ 279,477
Receivables from related parties	10,759
Other assets	12

Liabilities:

Securities sold under agreements to repurchase	$ 4,886,902

This report is deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

Payables to related parties	558,908
Subordinated borrowings	50,000

For the period ended December 31, 2021, revenues and expenses incurred with affiliates are reflected in the statement of operations as follows:

Revenues:			
	Interest revenue	$	1,406
	Affiliated brokerage and commission revenue		16,047
Expenses:			
	Allocated charges	$	30,119
	Interest expenses		5,519
	Professional fees		1,156
	Other expenses		1,776

Material items contained in the above balances are discussed below:

(a)   *Collateralized Financing*

The Company enters into collateralized financing transactions with affiliates in the normal course of business. At December 31, 2021, the financing transaction balances, inclusive of resale and repurchase agreements, were with AAB and other affiliates. Interest revenue and interest expense from collateralized financing transactions totaled $1,406 and $3,915 respectively, for the year ended December 31, 2021, and are included as such in the statement of operations.

Included in the repurchase agreements of $4,886,902 is a $760,000 hold-in-custody repurchase arrangement with the Company's affiliate ABN AMRO Funding USA LLC whereby the Company retained custody of the underlying collateral. At December 31, 2021, US treasury securities with a market value of $768,706 associated with this arrangement were maintained at a segregated control location pursuant to the terms of the repurchase agreement.

(b)   *Cash Account with Affiliate*

The Company maintains a cash account with a Netherlands-based affiliate in connection with the chaperoning services it provides to U.S. based major institutional investors to facilitate their transactions in European debt and equity securities. At December 31, 2021, the balance in the account stood at $6,561 and is included in the receivables from affiliates in the statement of financial condition.

(c)   *Borrowing from Affiliates*

As of December 31, 2021, the Company had $50,000 in subordinated notes payable to AAH, with accrued interest payable in the amount of $127 included in payables to related parties in the statement of financial condition. The Company normally settles these payables quarterly. For the period ended December 31, 2021, interest expense on subordinated borrowings totaled $1,313.

The Company is the beneficiary of a committed credit facility of $250,000 as well as an uncommitted credit facility of $2,250,000, both of which were made available by AAB since June 2018 to support the Company's general business. Both facilities are unsecured. As of December 31, 2021, the Company borrowed $525,000 against the uncommitted

facility. Total interest payable on this borrowing as of December 31, 2021 amounted to $1. These amounts are included in payables to related parties in the statement of financial condition. In the ordinary course of business, the Company also borrows funds from affiliates to facilitate its securities financing business. For the period ended December 31, 2021, the Company incurred a charge of $291 associated with such borrowings from affiliates, which is included in interest expense in the statement of operations, in addition to $425 in commitment fees which is included in other expenses. These borrowings, whose carrying value approximates fair value, are generally short term in nature and bear interest based on the appropriate spreads to benchmark rates depending on the terms and currency of such borrowings.

(d)   *Affiliated Brokerage Services*

The Company has an Agency and Services Agreement with AAB whereby the Company facilitates certain activities of its foreign affiliates in the U.S. These activities include agency trade execution, securities borrowing and lending, and other related services. In addition to being reimbursed for the costs incurred by the Company in the provision of affiliated brokerage services, the Company also earns revenue from these services based on a residual profit split method. Residual profit is the net operating revenue generated by the underlying transactions after consideration of a reasonable return on risk-based capital to AAB. In the event of a net operating loss, AAB bears the loss exclusively.

The Company records revenue from affiliated brokerage services as affiliated brokerage and commission revenue. In 2021, the Company recognized $1,938 for its share of the residual profits and commission in affiliated brokerage and commission revenue in the accompanying statement of operations, on top of $14,109 in reimbursed costs, bringing affiliated brokerage revenue reported for 2021 to a total of $16,047. As of December 31, 2021, the related unsettled balance was a receivable of $3,998, included in receivables from related parties in the statement of financial condition. The Company normally cash settles the unpaid balance with AAB within 90 days following the close of the fiscal year.

(e)   *Support and Services & Allocated Restructuring Costs*

The Company and its affiliates share various resources for which they also share the associated costs. Costs allocated to the Company, including costs the Company subsequently recovered from AAB as part of the Agency and Services Agreement, for support including payroll, services, rent, utilities, information technology, amortization and depreciation of fixed assets and leasehold improvements, and restructuring are reported as allocated charges in the statement of operations. For the period ended December 31, 2021, this amounted to a charge of $30,119. The related unpaid balance as of December 31, 2021 was $31,274, included in payables to related parties in the statement of financial condition. The Company normally settles balances related to the allocation of on-going recurring expenses on a monthly basis, and balances related to the allocation of non-recurring expenses within 90 days after the underlying cash disbursement takes place.

(f)   *Investment Banking Revenue Sharing*

From time to time, the Company may collaborate with AAB over investment banking transactions, particularly when such transactions involve European-based capital market participants, or when the Company can leverage AAB's existing infrastructure and capabilities amidst the on-going wind down. When the Company engages the assistance and expertise of AAB in contracting with investment banking clients, the Company compensates AAB based on its relative contribution to the fulfilling of the related contractual obligations, consistent with relevant transfer pricing requirements. In 2021, the Company recorded expenses related to this activity totaling $2,507, $1,156 of which is reported in professional fees and $1,351 in other expenses, all which are included in payables to related parties. The Company normally settles these payables with AAB within 90 days after it receives the related fees.

(10) Income Taxes

The Company is treated as a disregarded entity for income tax purposes and the results of its operations are included in AAH's U.S. federal and state and local income tax returns. The Company's U.S. federal and state and local income taxes are provided on a separate-entity basis. Benefits are received to the extent tax attributes are utilized in AAH's U.S. federal and state and local income tax returns.

The components of the Company's income tax expense consist of the following:

Current:		
U.S. federal	$	(10)
State and local		(2)
		(12)
Deferred:		
U.S. federal		0
State and local		0
		0
Income tax benefit	$	(12)

Included in other assets in the statement of financial condition is a tax receivable of $12 from AAH related to the Company's allocated share of current income tax.

The difference between the Company's statutory federal income tax rate and the effective tax rate is as follows:

Federal taxes	21.0%
State and local taxes	3.1%
Increase in valuation allowance	-23.9%
Other	-0.1%
Effective tax rate	0.1%

As of December 31, 2021, the Company had recorded a net deferred tax asset of zero in its statement of financial condition, which consisted of a deferred tax asset of $9,080 and a valuation allowance of $(9,080). The deferred tax asset of $9,080 consists of $6,408 related to accrued expenses not currently deductible for tax purposes, and $2,672 related to net operating loss carryforwards. The Company believes that it is not more likely than not that the deferred tax asset will be fully realized in future years. Therefore, a valuation allowance of $(9,080) has been recorded against the deferred tax asset. During the year, the valuation allowance increased by $2,224.

The Company has a federal net operating loss carryforward of $11,087, which is fully offset by a valuation allowance and can be carried over indefinitely.

As of December 31, 2021, the Company had $550 of total gross unrecognized tax benefits. Of this total, $390 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the Company's effective tax rate in future periods.

The Company records potential interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2021, the Company had accrued approximately $419 in potential interest and penalties associated with uncertain tax positions.

AAH's tax returns are subject to examination by the Internal Revenue Service and by various state and local tax authorities. The tax years 2017 through 2020 remain open to examination by these tax authorities with the exception of New York City, which remains open to examination for the tax years 2014 to 2020.

(11)   Commitments and Contingencies

Outstanding commitments – in the normal course of business, the Company enters into commitments for underwriting transactions. There were no commitments for underwriting activities at December 31, 2021.

Litigation and regulatory matters – the Company's business activities are highly regulated in many jurisdictions and subject to periodic regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation contains an element of uncertainty, management believes, after consultation with legal counsel, that the outcome of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's statement of operations, financial condition or cash flows. However, management cannot be certain regarding the outcome of such matters.

(12)   Collateralized Transactions

The Company enters into resale agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, earn an interest spread. The Company manages credit exposure arising from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The following tables present information about the offsetting of these instruments and related collateral amounts.

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Notes to the Financial Statements

December 31, 2021

(In thousands)

At December 31, 2021

| | | | | Gross Amounts Not Offset in the Statement of Financial Condition | | |
	Gross amounts of recognized assets and liabilities	Gross amounts offset in the statement of financial condition	Net Amounts presented in the statement of financial condition	Gross amounts subject to netting agreement but not offset[1]	Collateral received or pledged[2]	Net Amount
Assets:						
Securities purchased under agreements to resell	$ 6,022,414	(101,615)	5,920,799	(279,477)	(5,641,322)	-
Securities Borrowed	1,551,699	-	1,551,699	-	(1,527,876)	23,823
Liabilities:						
Securities sold under agreements to repurchase	$ 6,888,529	(101,615)	6,786,914	(279,477)	(6,507,437)	-

(1) Amounts relate to master netting agreements and collateral agreements where certain criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11 but which provide the Company with the right of setoff in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

(2) Amounts relate to securities received or paid under master netting agreements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective resale and repurchase agreements or securities borrowing arrangements.

At December 31, 2021

| | Remaining Contractual Maturity of the Agreements | | | | |
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase (no repurchase-to-maturity)					
U.S. Treasuries and agency securities	$ 1,764,705	$ 4,508,337	$ 505,189	$ -	$ 6,778,231
Corporate securities	110,298	-	-	-	110,298
Total gross recogized assets	$ 1,875,003	$ 4,508,337	$ 505,189	$ -	$ 6,888,529
Netted amount					(101,615)
Total net recognized liabilites					$ 6,786,914

(13)   Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

This report is deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Notes to the Financial Statements

December 31, 2021

(In thousands)

ASC 820-10, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

Fair Value of Financial Instruments Not Recorded at Fair Value

Certain financial instruments that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature. These instruments include cash and the subordinated loan from AAH, for which the carrying value approximate fair value (categorized as Level 1 of the fair value hierarchy). Securities borrowed, receivable from and payable to brokers, dealers and clearing organizations, receivable from and payable to related parties, other assets and accrued and other liabilities are carried at amounts that approximate fair value, and are recorded at or near their respective transaction prices. Historically these have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

Resale agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's resale agreements generally have a short term maturity and are collateralized primarily by U.S. Treasury and agency securities in amounts exceeding the carrying value of the resale agreements. Accordingly, the carrying value of resale agreements approximates fair value (categorized as Level 2 of the fair value hierarchy).

(14)   Financial Instruments

(a)   Financial Instruments with Off-Balance-Sheet Risk

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as

This report is deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

The Company manages this risk by monitoring the market value of financial instruments pledged on a daily basis, by requiring adjustments of collateral levels in the event of excess market exposure and by maintaining a diverse number of counterparts.

From time to time, the Company enters into forward currency contracts with an affiliate. These instruments are considered Level 2 under the US GAAP fair value hierarchy since the inputs used in determining fair value are observable in active markets. As of December 31, 2021, there were no such open contracts.

(b)   *Concentrations of Credit Risk*

The Company enters into transactions that involve varying degrees of credit risk. The Company monitors its exposure to this risk on a daily basis through a variety of credit exposure control procedures. Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. Counterparties primarily include brokers, dealers, banks, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis.

With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is remote. However, if counterparties default on their contractual obligations in collateralized financing transactions, the Company may incur a credit loss up to the amount of the difference between the liquidation proceeds from the disposal of the underlying collateral and the contractual value of the transaction.

(15) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which coincides with requirements under CFTC Regulation 1.17 for introducing brokers. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, plus excess margin collected on securities received on resale agreements, as defined. As of December 31, 2021, the Company's net capital of $167,743 was $167,493 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

(16) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 25, 2022, and determined that there were no material events or transactions that would require recognition or disclosure in the financial statements.

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934 and Regulation 1.17
Of the Commodity Futures Trading Commission

As of December 31, 2021

(In thousands)

Net capital:		
Total member's equity	$	133,349
Liabilities subordinated to claims of general creditors		50,000
Total capital and allowable subordinated liabilities		183,349
Deductions and/or charges:		
Nonallowable assets:		
Receivables from related parties		10,759
Other assets		3,229
Other deductions and/or charges		1,618
Total deductions and/or charges		15,606
Net capital before haircuts on securities positions		167,743
Haircuts on securities positions		-
Net capital		167,743
Minimum net capital required		250
Excess net capital	$	167,493
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$	167,443

There are no material differences between the amounts presented above and the amounts reported in
the unaudited Company's December 31, 2021 FOCUS Part II Report, which was filed on January 25, 2022.

This report is deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2021

(In thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	-
Fails to receive		-
Credit balances in firm accounts that are attributable to principal sales to customers		-
Total credit balances		-
Debit balances:		
Debit balances in customers' cash and margin accounts excluding		-
unsecured accounts and accounts doubtful of collection		-
Aggregate debit items		-
Less 3% for alternative method		-
Total debit balances		-
Excess of total credits over total debits	$	-
Amount on deposit	$	810

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2021 FOCUS Part II Report filed on January 25, 2022.

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Computation for Determination of PAB Reserve Requirements of Brokers and Dealers
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

As of December 31, 2021

(In thousands)

Credit balances		
Free credit balances and other credit balances in PAB security accounts	$	-
Monies borrowed collateralized by securities carried for the accounts of PAB		-
Monies payable against PAB securities loaned		-
AB securities failed to receive		-
Other		-
Total PAB credits	$	-
Debit balances		
Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	-
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		-
Failed to deliver of PAB securities not older than 30 calendar days		-
Other		-
Total PAB debits		-
Reserve Computation		
Excess of total PAB credits over total PAB debits	$	-
Amount on deposit	$	-

There are no material differences between the amounts presented above and the amounts reported in
the Company's unaudited December 31, 2021 FOCUS Part II Report filed on January 25, 2022.

This report is deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

As of December 31, 2021

(In thousands)

1. Customers' fully paid securities and excess margin securities not in the
    respondent's possession or control as of the report date (for which instructions to
    reduce to possession or control had been issued as of the report date but for
    which the required action was not taken by respondent within the time frames
    specified under Rule 15c3-3) $ -

    Number of items   -

2. Customers' fully paid securities and excess margin securities for which instructions
    to reduce to possession or control had not been issued as of the report date,
    excluding items arising from "temporary lags that result from normal business
    operations" as permitted under Rule 15c3-3 $ -

    Number of items   -

There are no material differences between the amounts presented above and the amounts reported in
the Company's unaudited December 31, 2021 FOCUS Part II Report filed on January 25, 2022.

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 0000
ey.com

**Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by CFTC Regulation 1.16**

The Board of Directors and Management of ABN AMRO Securities (USA) LLC

In planning and performing our audit of the financial statements of ABN AMRO Securities (USA) LLC (the Company) as of and for the year ended December 31, 2021, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker, we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

1



to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2021, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2022